FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

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In the third quarter, we have seen that our initiatives to further differentiate our store concepts and to improve our execution have resulted in an accelerating sales growth of 5.1% in comparison with last year and an improving operating margin trend in comparison with the previous quarter.

We are glad particularly that Food Lion has re-energized its sales momentum, mainly due to price, promotion and marketing initiatives, better execution in its stores and the successful re-launch of the Greensboro market in June. At the same time, sales remained strong at Hannaford, Sweetbay and Alfa-Beta. Comparable store sales in Belgium decreased by 1.8%, due to weak consumer spending, a large number of competitive openings and adjustments in Delhaize’s non-food offering.

Our gross margin increased by 28 basis points mainly due to reduced inventory shrinkage at Food Lion and price improvements at Hannaford and Delhaize Belgium. Selling, general and administrative expenses amounted to 20.8% of sales, an increase mainly due to the integration of Victory and the launch of Sweetbay. Other reasons for the expense increase were higher energy expenses, increased medical costs in the U.S. and the automatic wage rate indexation combined with weak sales in Belgium.

Our third quarter results and our expectations for the remainder of the year allowed us to confirm on our November 10 earnings conference call our sales and net earnings guidance of respectively 3.5% to 4.5% growth and 15% to 20% growth in 2005. We also said that we expected operating profit to increase by 2% to 4% in 2005, in line with market consensus.

In the third quarter, we continued to make good progress on our different initiatives for sales and earnings growth: network expansion, store remodels, concept differentiation and price competitiveness.

Our network was expanded with 15 new stores. Hannaford finalized the conversion of the last of the 19 acquired Victory stores to the Hannaford banner and has started a major marketing campaign to support its brand in the Massachusetts market. In Belgium, Delhaize continues to focus on the integration of the acquired Cash Fresh stores, with a first wave of Delhaize and 365 private-label products introduced in the Cash Fresh stores.

Our second set of initiatives is focused on the renewal of different markets throughout Delhaize Group. In October, Food Lion relaunched its Baltimore, Maryland market. Customers in the 66 renewed stores reacted enthusiastically to the improvements in fresh departments and other enhancements throughout the store. Encouraged by the positive results of its previous market renewals, Food Lion will renew the 77 stores in its Washington, DC market in 2006. In Florida, we continued the conversion of Kash n’ Karry stores to the Sweetbay banner, with 20 Sweetbay stores open at the end of September.

Our focus on concept differentiation resulted in the launch by Food Lion of three test stores under a new banner in September/October: Bottom Dollar, a new deep discount concept that combines a full assortment (6,500 products) at the best prices in the market. Although the stores are designed with an extreme focus on efficiency and cost, customers are welcomed in a bright and engaging environment. Customers reacted very positively. Food Lion also continued testing its five Bloom stores on the basis of extensive customer feedback received during the previous year, with the addition of more than 2,500 items, particularly in the perimeter of the store and specialty departments. This has resulted in double-digit sales growth and a positive shift in the sales mix. In their existing store formats, our different operating companies continued to reinforce their differentiation through service and assortment: Food Lion with its Rural Meat Program and its private label “Butcher’s Brand” beef; Hannaford with the launch in June of its “Inspirations” line of products; Belgium with the continued rollout of its assortment for athletes and people with special dietary needs.

Food Lion’s strong price position was a major factor in the company’s sales acceleration throughout the third quarter. In addition, we believe that Food Lion benefited from the higher energy prices as consumers looked more for convenience at competitive prices, typical features of a Food Lion store. Our Belgian business also remained vigilant about its price position in the third quarter, being the lowest priced non-discount supermarket operator at the end of October.

Delhaize Group Result First Nine Months of 2005

	In USD	In EUR
in millions (except EPS)	YTD 2005	YTD 2005	YTD 2004	Change
Net sales and other revenue	17,244.6	13,658.4	13,441.9	+1.6%
Operating profit	803.0	636.0	668.1	-4.8%
Operating margin	4.7%	4.7%	5.0%	—
Net profit from continuing operations	318.5	252.2	285.5	-11.7%
Net profit (Group share)	313.0	247.9	229.9	+7.8%
Basic net earnings per share (in EUR) (Group share)	3.33	2.64	2.49	+6.3%

The investments in our sales initiatives are supported by continued improvement of execution and efficiency throughout the Group. The new distribution center for fresh products, opened in October in Belgium, allows for a more flexible and efficient supply chain. In September, Food Lion started the rollout of a new centralized item and vendor database, eliminating vendor and item information residing in multiple locations, and serving as a platform for new pricing, assortment and planogram systems.

With energy prices increasing, our operating companies reinforced their focus on energy reduction efforts to keep costs in line. Food Lion recently had its 400th store labeled as an Energy Star store, a recognition for energy efficiency from the U.S. Environmental Protection Agency. Since 2000, Food Lion has decreased its energy use by 25%, in spite of a net store count increase.

In conclusion, we have seen improving sales trends since June 2005 and throughout the third quarter We believe that our continued focus on long-term sales and profit growth initiatives, combined with our short-term discipline to maintain our high profitability, is the best way to make Delhaize Group an even stronger competitor in the future.

Pierre-Olivier Beckers

President & CEO, Delhaize Group

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Supply Chain Initiatives Abound

For a food retailer, the management of the supply chain can be a major instrument to improve executional excellence. The supply chain encompasses all of the business and physical processes from product introduction to the sale of the product to our customers. This includes category management processes, logistics, distribution, transportation, Direct Store Delivery (DSD) processes and retail practices.

A good supply chain allows high efficiency, supporting low prices and high profit; ensures the quality of the offered products; and avoids lost sales due to out-of-stocks. The importance of the supply chain to Delhaize Group is reflected in the fact that the Company manages its own supply chain in-house.

Throughout Delhaize Group, many supply chain initiatives have been undertaken. In 2003, Delhaize Belgium opened an automated distribution center for slow-moving items. More recently, it opened a new distribution for fresh products (see page 4 of this newsletter).

Delhaize Group is also focused on realizing inter-company synergies in the supply chain area, e.g., at acquired chains. Acquired in 2004, the Victory supermarkets, which were previously supplied by a wholesaler, are now fully integrated in Hannaford’s supply chain. Recently, a decision was made to close Harveys’ distribution center in Georgia. The Harveys stores will be supplied by two Food Lion distribution centers, thus realizing important savings.

Food Lion

Starting in 2003, Food Lion, Delhaize Group’s largest operating company, embarked on a long-term journey to increase supply chain efficiency and effectiveness.

Between mid 2003 and mid 2004, Food Lion rolled out its new inventory management system PRISM (see Delhaize Group News #12), allowing for item-level visibility on inventory data, thus supporting decision making in category management and merchandising.

Between September 2005 and June 2006, Food Lion is rolling out the new Item Lifecycle Management (ILM) system, which manages item, vendor and deal information on one single platform. The development of a comprehensive item and vendor database, coupled with new workflow capabilities, will allow for greater functionality and processing efficiencies. Further benefits will include the ability to easily accept and approve information from vendors and/or information brokers.

Together, PRISM and the ILM system will form the base platform for a number of other applications. One is a “planned promotion flow through” which improves the method of handling planned promotion products; and eliminates some distribution center activities and matches inbound and outbound needs more closely. Food Lion is also examining process and technology improvements with its price/promotion area to effectively manage pricing and promotion strategies and assortment/planogram improvements for various store brands.

In addition, with projects such as the Fresh Bound Logistics system, which was launched in spring of 2005, Food Lion can manage the cost of the products and better manage inventory. Other projects in process or rolled out since 2003 are the re-rack, re-slot and re-profile of distribution center two (DC2) to improve operational efficiency and improve pallet builds and groupings; and the optimization of the Butner break pack facility that has improved ordering quality in the stores.

Through these and many other initiatives, Delhaize Group’s operating companies continue to improve their execution, in order to grow sales and reinforce profitability through higher efficiency.

The Q3 2005 Results: Highlights

>	Accelerating sales growth of 5.1%

>	Improved operating profit trend due to better sales

>	Net profit of EUR 89.7 million

>	Net debt to equity ratio down to 85.5%

	In USD	In EUR
IFRS, in millions except per share amounts	Q3 2005	Q3 2005	Q3 2004	Change
Net sales and other revenues	5,798.9	4,749.4	4,520.3	+5.1%
Cost of sales	(4,330.7)	(3,547.1)	(3,389.0)	+4.7%
Gross profit	1,468.2	1,202.3	1,131.3	+6.3%
Gross margin	25.3%	25.3%	25.0%	—
Other operating income	21.5	17.6	15.6	+12.8%
Selling, general and administrative expenses	(1,204.2)	(986.2)	(910.9)	+8.3%
Other operating expenses	(10.6)	(8.7)	(10.8)	-19.4%
Operating profit	274.9	225.0	225.2	-0.1%
Operating margin	4.7%	4.7%	5.0%	—
Finance costs	(102.4)	(83.9)	(81.2)	+3.2%
Income from investments	8.4	6.9	4.1	+68.0%
Profit before taxes and discontinued operations	180.9	148.0	148.1	-0.1%
Income tax expenses	(68.8)	(56.4)	(53.8)	+4.8%
Net profit from continuing operations	112.1	91.6	94.3	-2.9%
Result from discontinued operations, net of tax	(1.3)	(1.0)	(3.1)	-66.9%
Net profit before minority interests	110.8	90.6	91.2	-0.7%
Minority interests	(1.0)	(0.9)	(0.5)	+56.7%
Group share in net profit	109.8	89.7	90.7	-1.0%
Basic net profit per share (in EUR)	1.17	0.95	0.98	-2.6%
Diluted net profit per share	1.12	0.91	0.93	-2.2%

The press release on Delhaize Group’s Q3 2005 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

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Delhaize Belgium Opens New Fresh Distribution Center

Logistics are a part of a retailer’s core business. A strong logistic network is a condition for delivering good service and combining low in-store stock levels with well-filled shelves. Moreover, logistics management is important to control product traceability and the cold chain.

In this light, Delhaize Belgium recently opened a new distribution center near Brussels. The new distribution center, which is part of a larger expansion plan for the Company’s logistic site, will distribute all poultry, dairy and deli products sold by Delhaize Belgium. It contains state-of-the art technology: voice picking, wireless technology. The Company has also taken environment-friendly measures: less energy-consuming machines, environment-friendly paint, better insulation, and a cooling system using glycol.

The new distribution center will allow for higher efficiency and more flexibility in assortment. Innovative techniques and environment-friendly measures have been taken in the construction.

Shareholder Information

Financial Calendar		Contacts & Inquiries

> 2005 sales	January 19, 2006	Delhaize Group	Delhaize Group
> 2005 fourth quarter and full year results	March 15, 2006	Investor Relations	Investor Relations
> 2006 first quarter results	May 12, 2006	Square Marie Curie 40	P.O. Box 1330
		1070 Brussels	Salisbury, NC
		Belgium	28145-1330
Ticker Symbol		Tel: +32 2 412 21 51	United States
		Fax: +32 2 412 29 76	Tel: +1 704 633 8250,ext 3398
> Ordinary shares (Euronext Brussels): DELB			Fax: +1 704 645 2050

> ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).		> Information regarding Delhaize Group (including press releases, annual reports and share price) can be found on Delhaize Group’s website: www.delhaizegroup.com

Depositary Agent ADRs		> Questions can be sent to: investor@delhaizegroup.com

> The Bank of New York

P.O. Box 11258

New York, NY 10286-1258

Toll-Free Ph#: +1 877 853 2191

shareowners@bankofny.com

Delhaize Group News

>       People interested in receiving the electronic version of this newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Delhaize Group’s website also offers the possibility to subscribe to email alerts on various topics: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

Where to Find Delhaize Group Stock Quotes

> www.delhaizegroup.com

> www.euronext.com

> www.nyse.com

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> Forward-Looking Statements

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this newsletter, or to make corrections to reflect future events or developments.

> Definitions

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit.

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions.

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property and gains on sale of fixed assets.

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

> Non-GAAP Measures

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the newsletter, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Organic Sales Growth Reconciliation

3nd Q 2005	3nd Q 2004	% Change	(in millions of EUR)	YTD 2005	YTD 2004	% Change
4,749.4	4,520.3	+5.1%	Net sales and other revenues	13,658.4	13,441.9	+1.6%
(4.4)	—		Effect of exchange rates	283.1	—
4,745.0	4,520.3	+5.0%	Identical exchange rates growth	13,941.5	13,441.9	+3.7%
(62.1)	—		Victory Super Markets (1)	(196.7)	—
(52.3)	—		Cash Fresh	(71.5)	—
4,630.6	4,520.3	+2.4%	Organic sales growth	13,673.3	13,441.9	+1.7%

(1)	At 2004 exchange rates.

Free Cash Flow Reconciliation

3nd Q 2005	3nd Q 2004	(in millions of EUR)	YTD 2005	YTD 2004
247.5	215.5	Net cash provided by operating activities	612.6	726.7
(137.9)	(148.0)	Net cash used in investing activities	(534.5)	(345.6)
7.6	—	Investment in debt securities	11.5	27.1
117.2	67.5	Free cash flow (before dividend payments)	89.6	408.2

Net Debt Reconciliation

(in millions of EUR)	September 30, 2005	December 31, 2004	September 30, 2004
Non-current financial liabilities	3,118.6	3,343.1	3,590.8
Current financial liabilities	671.1	69.0	122.9
Derivative liabilities	7.9	15.1	9.6
Derivative assets	(1.7)	(6.3)	(9.2)
Investment in securities - non-current	(123.0)	(115.9)	(126.1)
Investment in securities - current	(39.1)	(24.6)	(28.9)
Cash and cash equivalents	(691.2)	(660.4)	(805.9)
Net debt	2,942.6	2,620.0	2,753.2
Net debt to equity ratio	85.5%	90.5%	90.1%

Identical Exchange Rates Reconciliation

	3rd Q 2005			3rd Q 2004	2005/2004
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,749.4	-4.4	4,745.0	4,520.3	+5.1%	+5.0%
Operating profit	225.0	+0.3	225.3	225.2	-0.1%	—
Net profit from continuing operations	91.6	+0.4	92.0	94.3	-2.9%	-2.5%
Basic EPS from continuing operations	0.96	+0.01	0.97	1.01	-4.8%	-4.5%
Group share in net profit	89.7	+0.4	90.1	90.7	-1.0%	-0.6%
Basic earnings per share	0.95	+0.01	0.96	0.98	-2.6%	-2.2%
Free cash flow	117.2	+0.1	117.3	67.5	+73.6%	+73.8%

	YTD 2005			YTD 2004	2005/2004
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	13,658.4	+283.1	13,941.5	13,441.9	+1.6%	+3.7%
Operating profit	636.0	+15.5	651.5	668.1	-4.8%	-2.5%
Net profit from continuing operations	252.2	+5.9	258.1	285.5	-11.7%	-9.6%
Basic EPS from continuing operations	2.67	+0.06	2.73	3.05	-12.5%	-10.4%
Group share in net profit	247.9	+5.8	253.7	229.9	+7.8%	+10.4%
Basic earnings per share	2.64	+0.06	2.70	2.49	+6.3%	+8.7%
Free cash flow	89.6	+5.9	95.5	408.2	-78.0%	-76.6%

(in millions of EUR)	Sept 30, 2005			Dec 31, 2004	Change
Net debt	2,942.6	-262.3	2,680.3	2,620.0	+12.3%	+2.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 2, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President